CATLIN

RECEIVED

2007 JUN 25 A 5: 27

OFFICE OF INTERNATIONAL CORPORATE FINANCE

US Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
Mail Stop 3-2
450 Fifth Street, NW
Washington, DC 20549
USA

[redacted]

07024671

**Catlin Group Limited**

Cumberland House, 6th Floor
1 Victoria Street
Hamilton HM 11
Bermuda

P.O. Box HM 1287
Hamilton HMFX
Bermuda

**Tel** (441) 296-0060
**Fax** (441) 296-6016

**www.catlin.com**

19 June 2007

**Re: Catlin Group Limited, Rule 12g3-2(b) Exemption, File No. 82-34808**

SUPPL

To whom it may concern:

Please find enclosed information and/or documents furnished on behalf of Catlin Group Limited, Rule 12g3-2(b) File No. 82-34808, submitted pursuant to paragraph (b)(1)(iii) of Rule 12g3-2, which information shall not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the US Securities Exchange Act of 1934.

**INDEX**

| Announcement | Date |
|---|---|
| REG-Wellington Underwrit Change of Name | 15/06/2007 |

PROCESSED
JUN 28 2007
THOMSON FINANCIAL

Yours faithfully,

Pramila Bharj
Enc.

dlw 6/25

**REG-Wellington Underwrit Change of Name**
Released: 15/06/2007

RNS Number:4271Y
Wellington Underwriting PLC
15 June 2007

15 June 2007

Wellington Underwriting plc (the "Company")

Change of name and Capital Reduction and Reduction of the Share Premium Account

The Company announces that it has, as part of a group reorganisation following the acquisition of the Company by Catlin Group Limited, reregistered from being a public company to a private company, having met the requirements of Section 53 of the Companies Act 1985 (as amended) and changed its name to Catlin Underwriting Limited on 6 June 2007.

The Company further announces that, subject to the passing of the resolutions described below, it is intended that the Company be reregistered as an unlimited company.

The special resolution to re-register as a private company was passed at an Extraordinary General Meeting held on 6 June 2007 and the shareholders of the Company will today vote by way of written resolutions on whether the Company be re-registered as an unlimited company and in connection therewith change its name to Catlin Underwriting (the "ReRegistration").

Following the proposed Re-Registration it is intended that the Company reduces its share capital to £100 and reduces its share premium account to nil (the " Capital Reduction"). Following completion of the proposed ReRegistration and Capital Reduction, the Company will maintain sufficient net assets to meet its obligations under the listed subordinated loan notes issued by the Company (the "Loan Notes"). The Loan Notes will remain listed on the Official List of the Financial Services Authority.

The reduction of capital will not be subject to court approval as the Company will be an unlimited company at the time the members vote on the reduction of capital and share premium account proposals.

Subject to the passing of the resolutions, the Company will adopt a new memorandum of association and articles of association to reflect the proposed changes.

A further announcement will be made shortly to report on the passing of the shareholders resolutions.

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CANIIFIARTIELID